UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

INNOVATIVE ACQUISITIONS CORP.
 (Exact name of Registrant as specified in its charter)

Delaware	000-52811	77-0683487
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

c/o Faraaz Siddiqi, 12 Georgiana Drive, Cumberland, RI 02864
 (Address of Principal Executive Offices, including Zip Code)

(401) 334-3242
 (Registrant’s telephone number, including area code)

Approximate Date of Mailing:  September 9, 2011

Innovative Acquisitions Corp.
c/o Faraaz Siddiqi
12 Georgiana Drive
Cumberland, RI 02864
Tel: (401) 334-3242

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

September 9, 2011

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Innovative Acquisitions Corp., a Delaware corporation, in accordance with the requirements of  Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF INNOVATIVE ACQUISITIONS CORP.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Robert Johnson, President, Innovative Acquisitions Corp. c/o Faraaz Siddiqi, 12 Georgiana Drive, Cumberland, Rhode Island 02864; telephone: (401) 334-3242.

By Order of the Board of Directors, Robert Johnson President and Director

Cumberland, Rhode Island
September 9, 2011

INTRODUCTION

This Information Statement is being mailed to holders of record as of September 9, 2011 of shares of common stock, par value $0.0001 per share, of Innovative Acquisitions Corp., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of  Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and Puma Biotechnology, Inc., a Delaware corporation (“Puma”), pursuant to which Merger Sub will merge with and into Puma, with Puma continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary.  The Merger will occur pursuant to an Agreement and Plan of Merger expected to be entered into between the Company, Puma and Merger Sub (the “Merger Agreement”).  This Information Statement is being mailed on or about September 9, 2011 to all holders of record on such date.

The terms of the proposed Merger Agreement provide, among other things, that each share of Puma common stock, par value $0.0001 per share, would be exchanged for 4 shares of our common stock.  Further, in connection with the closing of the proposed Merger, and pursuant to a proposed Redemption Agreement (the “Redemption Agreement”), between us and our current stockholders, we plan to redeem, promptly following the effective time of the Merger (the “Effective Time”), all shares of our common stock held by such stockholders in exchange for aggregate consideration of $40,000 (the “Redemption”).

Assuming the closing of the proposed Merger (the “Closing”), and assuming the completion of the proposed Redemption, Puma’s former stockholders will collectively hold 100% of our capital stock.  The proposed Merger Agreement also contemplates a change in the majority of the Board effective as of the Effective Time.  Pursuant to the terms of the proposed Merger Agreement, the Board, which currently consists of Robert Johnson, Kapil Munjal and Faraaz Siddiqi, would appoint Alan H. Auerbach and Thomas R. Malley to the Board, with Mr. Auerbach serving as our President, Chief Executive Officer and Chairman of the Board.   In addition, effective as of the Effective Time, the Board would appoint Charles R. Eyler as our Senior Vice President of Finance and Treasurer.  In connection with the Merger, Messrs. Johnson, Munjal and Siddiqi would resign from the Board and Messrs. Johnson and Siddiqi would resign from their positions as officers with the Company.

The foregoing descriptions of the proposed Merger Agreement and the proposed Redemption Agreement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement and Redemption Agreement, respectively, which have yet to be completed and executed.  We plan to file a copy of the executed version of each agreement on a Current Report on Form 8-K that will be filed with the SEC following execution of such agreements.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about September 9, 2011.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of September 9, 2011, there are currently 3,000,000 shares of our common stock issued and outstanding.  No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of a proposed Merger Agreement by and among the Company, Merger Sub and Puma, upon the closing of the Merger, Puma will become our wholly-owned subsidiary and, assuming the completion of the proposed Redemption, the former stockholders of Puma will collectively hold 100% of our issued and outstanding capital stock.

The transactions contemplated by the proposed Merger Agreement, as amended, are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our common stock issued to the former Puma stockholders will be issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.  We also anticipate that each of the Puma stockholders will be an “accredited investor” (as defined by Rule 501 under the Securities Act).

As described above, pursuant to the proposed Merger Agreement and effective upon the Effective Time, the Board will appoint Messrs. Auerbach and Malley to the Board, with Mr. Auerbach serving as our President, Chief Executive Officer and Chairman of the Board.  In addition, the Board will appoint Mr. Eyler as our Senior Vice President of Finance and Treasurer.  In connection with the proposed Merger, Messrs. Johnson, Munjal and Siddiqi will resign as our directors and Messrs. Johnson and Siddiqi will resign from their officer positions with the Company.  Because of the change in the composition of the Board and the issuance of securities contemplated by the proposed Merger Agreement, there would be a change-of-control of the Company on the date the Merger is completed.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of certain contingencies and compliance with regulatory requirements set forth in the proposed Merger Agreement.  Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement.  There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Merger Agreement.  If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Puma prior to the date the new directors take office.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Robert Johnson	41	President and Director
Faraaz Siddiqi	40	Secretary and Director
Kapil Mujal	39	Director

Robert Johnson has served as the Company’s President and a director since inception.  Mr. Johnson is currently a Strategic and Developmental Consultant for PhD Productions, a film production company, and has served as such since November 2004.  Also, since May 2003, he has been an entrepreneur in the in-home private education industry.  Previously, from September 1999 to April 2003, Mr. Johnson worked as an attorney at the law firm of Ropes & Gray LLP in Boston, Massachusetts.  Mr. Johnson graduated magna cum laude from Princeton University in 1992, receiving an Artium Baccalaureus in Psychology; he is a member of Phi Beta Kappa.  Mr. Johnson also holds a Juris Doctor, which he received from Harvard Law School in 1999.

Faraaz Siddiqi has served as the Company’s Secretary and a director since inception. Since October 2006, Mr. Siddiqi has been self-employed as a freelance consultant.  He provides advice on various issues relating to international business and trade.  From April 2003 to October 2006, Mr. Siddiqi worked for the Office of the U.S. Trade Representative in the Executive Office of the President (White House) where he attained the rank of Deputy Assistant U.S. Trade Representative. From January 2000 to April 2003, Mr. Siddiqi worked in the General Counsel’s Office of the U.S. Department of Commerce as a senior attorney for the Commercial Law Development Program where he managed a multi-million dollar project in the Middle East and Africa promoting legal reform to improve the environment for business. Prior to this, Mr. Siddiqi was an associate at the law firm of Robins, Kaplan, Miller & Ciresi, LLP, in Boston, Massachusetts, where his practice focused on intellectual property law, transactional law and insurance law. He also worked at the World Bank and co-authored one of the initial Bank working papers on Child Labor. Mr. Siddiqi received a Bachelor of Arts degree in Psychology from McGill University in 1993 and a Juris Doctor degree from the Boston University School of Law in 1997.

Kapil Munjal has served as a director of the Company since its inception. Since June 1999, Mr. Munjal has been an independent real estate investor, involved in all aspects of real property acquisition, management and disposition. Currently, Mr. Munjal manages approximately 300 apartment units, worth in excess of $80 million. From 1997 to 1999, Mr. Munjal served as an Assistant District Attorney for Bronx County in the city of New York where he was a member of the Criminal Courts Bureau. Mr. Munjal has also held positions at the Los Angeles County District Attorney’s Office and the Administrative Office of the United States Courts. Mr. Munjal received a Bachelor of Arts degree in Political Science/Rhetoric from the University of California at Berkeley in 1993 and a Juris Doctor degree from the Boston University School of Law in 1997.

Executive Officers and Directors Following Merger

Upon the consummation of the Merger, the following individuals would be expected to be named to the Board and executive management of the Company.

Name	Age	Position
Alan H. Auerbach	42	President, Chief Executive Officer and Chairman of the Board
Charles R. Eyler	63	Senior Vice President of Finance and Treasurer
Thomas R. Malley	42	Director

Alan H. Auerbach has served as the President, Chief Executive Officer and member of the board of directors of Puma since its inception.  Prior to joining Puma, Mr. Auerbach founded Cougar Biotechnology in May 2003 and served as its Chief Executive Officer, President and a member of its Board of Directors until July 2009 when Cougar was acquired by Johnson & Johnson.  From July 2009 until January 2010, Mr. Auerbach served as the Co-Chairman of the Integration Steering Committee at Cougar (as part of Johnson & Johnson) that provided leadership and oversight for the development and global commercialization of Cougar’s lead product candidate, abiraterone acetate, for the treatment of advanced prostate cancer. Prior to founding Cougar, from June 1998 to April 2003, Mr. Auerbach was a Vice President, Senior Research Analyst at Wells Fargo Securities, where he was responsible for research coverage of small- and middle- capitalization biotechnology companies, with a focus on companies in the field of oncology.  Mr. Auerbach currently serves as a director of Radius Health, Inc., a publicly-reporting pharmaceutical company focused on acquiring and developing new therapeutics for the treatment of osteoporosis and other women’s health conditions.  Mr. Auerbach received a B.S. in Biomedical Engineering from Boston University and an M.S. in Biomedical Engineering from the University of Southern California. Mr. Auerbach was selected as a director because of his business and professional experience, including but not limited to his leadership of Cougar Biotechnology in drug development, private and public financings and a successful sale of the business.

Charles R. Eyler has served as Senior Vice President of Finance at Puma since September 2011.  Prior to joining Puma, Mr. Eyler served as Vice President of Finance at Cougar Biotechnology from August 2004 until July 2009 when Cougar was acquired by Johnson & Johnson. He also served as the Treasurer of Cougar from April 2006 to July 2009.  From July 2009 until March 2010, Mr. Eyler served on the Integration Steering Committee at Cougar and oversaw the integration of Cougar’s finance and IT functions with those of Johnson & Johnson.  Prior to joining Cougar, Mr. Eyler served as Chief Financial Officer and Chief Operating Officer of Hayes Medical Inc. from March 1999 to January 2004.  Mr. Eyler received his B.S. from Drexel University and his M.B.A. from Saint Francis College.

Thomas R. Malley is expected to serve as a director of the Company from and after the completion of the Merger.  Since May 2007, Mr. Malley has served as President of Mossrock Capital, LLC, a private investment firm. From December 1998 to May 2007, Mr. Malley served with Janus Mutual Funds, including as a Vice President and Portfolio Manager for the Janus Global Life Sciences Fund Since October 2006, Mr. Malley has served as a director of Synageva BioPharma Corp., a private clinical stage biopharmaceutical company focused on the discovery, development and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical needs. Mr. Malley previously served as a director of Cougar Biotechnology, Inc. from 2007 to 2009. Mr. Malley’s industry and investment experience will benefit the Board.

Terms of Office

The Company’s directors and officers have been or will be following the proposed Merger appointed for a one-year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal in accordance with our bylaws.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Merger, other than our named executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

Transactions with Related Persons

Innovative Acquisitions Corp.

We received $16,300 additional cash capital contributions from our directors during the year ended December 31, 2010, and received $50,450 cash capital contribution from our directors from April 27, 2007 (inception) to December 31, 2010.  No additional shares of common stock were issued as a result of these capital contributions.

We utilize the office space and equipment of our management at no cost. Our management estimates such amounts to be immaterial.

Puma

As described above, Mr. Auerbach, our proposed President, Chief Executive Officer and Chairman of the Board following the Merger, is the President and Chief Executive Officer of Puma, and Mr. Eyler, the proposed Senior Vice President of Finance and Treasurer of the Company, currently serves as the Senior Vice President of Finance of Puma.

 Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Delaware General Corporation Law.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules.

Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the corporation.  As a result, two of our current directors, Robert Johnson and Faraaz Siddiqi, would not be considered independent because they also serve as executive officers of the Company.  Our other director, Kapil Munjal, would be considered independent under these rules.

It is expected that upon the effectiveness of the appointment of Mr. Malley as a member of our Board upon the completion of the proposed Merger, he will be considered an independent director as that term is defined under NASDAQ Marketplace Rules.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended December 31, 2010, the Board did not meet and the Company did not hold an annual meeting.  The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2010 by the unanimous written consent of its members, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement

Committees of the Board of Directors

As our common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee.  The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate.  Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions.  We have not adopted any procedures by which security holders may recommend nominees to the Board, and we do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than ten percent (10%) of our common stock (collectively, the “Reporting Persons”), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our common stock on Forms 3, 4 and 5.  Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act.  To our knowledge, based solely on our review of the copies of the Forms 3, 4 and 5 received by us during the fiscal year ended December 31, 2010 and written representations that no other reports were required, we believe that all reports required to be filed by such persons with respect to the Company’s fiscal year ended December 31, 2010 were timely filed.

Code of Ethics

On December 31, 2007, we adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others.  A form of the Code of Ethics was filed with the Company’s Form 10-KSB filed with the SEC on March 31, 2008.  Requests for copies of the Code of Ethics should be sent in writing to Innovative Acquisitions Corp. c/o Faraaz Siddiqi, 12 Georgiana Drive, Cumberland, Rhode Island 02864.

Board Leadership Structure and Role in Risk Oversight

Robert Johnson currently serves as our Principal Executive Officer.  We do not have a Chairman of the Board. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources.

The Board recognizes that the leadership structure and combination or separation of the Principal Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure.  This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

 After the proposed Merger, the Board will be comprised of two directors, consisting of Alan H. Auerbach and Thomas R. Malley, with Mr. Auerbach serving as our President, Chief Executive Officer and Chairman of the Board.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Innovative Acquisitions Corp., c/o Faraaz Siddiqi, 12 Georgiana Drive, Cumberland, Rhode Island 02864, Attention: Board of Directors.  Following the proposed Merger, stockholders may send communications to the Board by writing to Puma Biotechnology, Inc., 10940 Wilshire Boulevard, Suite 600, Los Angeles, California 90024, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers.  We have no plans in place for and have not maintained any stock option or other equity incentive plans since our inception.  In addition, we have no plans in place for and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans.  Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity.  We have not established a policy to provide compensation to our directors for their services in such capacity.

Employment Agreements

We have no employment agreements with any of our current executive officers.

Equity Compensation Plan

Upon the consummation of the proposed Merger, we intend to assume Puma’s stock option plan (the “Option Plan”).  No options have been granted under the Option Plan.

Compensation Committee Interlocks and Insider Participation

As described above, we have not provided our officers and directors with any compensation since our inception.  As a result, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because the Company does not have a compensation committee or a committee performing similar functions, it does not have a compensation committee report.

 Security Ownership of Certain Beneficial Owners and Management

Prior to the Merger

The following table sets forth the number of shares of our common stock beneficially owned as of September 9, 2011 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and executive officer of the Company and (iii) all executive officers and directors as a group.

As of September 9, 2011, 3,000,000 shares of our common stock were issued and outstanding.  Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.  Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table.

Name and Address	Title	Amount and Nature of Beneficial Ownership Pre-Merger	Percentage of Class
Robert Johnson Innovative Acquisitions Corp. c/o Faraaz Siddiqi 12 Georgiana Drive Cumberland, RI 02864	President and Director	1,000,000	33.33%
Faraaz Siddiqi Innovative Acquisitions Corp. c/o Faraaz Siddiqi 12 Georgiana Drive Cumberland, RI 02864	Secretary and Director	1,000,000	33.33%
Kapil Munjal Innovative Acquisitions Corp. c/o Faraaz Siddiqi 12 Georgiana Drive Cumberland, RI 02864	Director	1,000,000	33.33%
All Officers and Directors as a group (3 individuals)		3,000,000	100%

Following the Merger and Redemption

 The following table sets forth anticipated information regarding the number of shares of our common stock beneficially owned, assuming the closing of the proposed Merger and the proposed Redemption, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each director and executive officer of the Company and (iii) all officers and directors as a group.  In determining the percentage of class, the following table assumes 4,000,000 shares of common stock issued and outstanding following the Merger and the Redemption.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Puma Biotechnology, Inc., 10940 Wilshire Blvd., Suite 600, Los Angeles, California 90024.

Name and Address	Title	Amount and Nature of Beneficial Ownership Post-Merger	Percentage of Class
Alan H. Auerbach(1)	President, Chief Executive Officer and Chairman of the Board	4,000,000	100.0%
Charles R. Eyler(2)	Senior Vice President of Finance and Treasurer		*

Thomas R. Malley(3)	Director		*
All Officers and Directors as a group (3 individuals)
* Less than 1%		4,000,000	100.0%

(1)	Alan H. Auerbach will be appointed President and Chief Executive Officer of the Company and will serve as Chairman of the Board upon the completion of the proposed Merger.

(2)	Charles R. Eyler will be appointed Senior Vice President of Finance and Treasurer upon the completion of the proposed Merger.

(3)	Thomas R. Malley will be appointed to serve as a director upon the completion of the proposed Merger.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at: Innovative Acquisitions Corp., c/o Faraaz Siddiqi, 12 Georgiana Drive, Cumberland, Rhode Island 02864, Attention: Board of Directors.